EXHIBIT 99.1

Tekmira Files Motion to Dismiss in Patent Infringement Suit

VANCOUVER, British Columbia, March 6, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that it has responded to the patent infringement lawsuit filed on January 17, 2012 by Alnylam Pharmaceuticals, Inc. and Isis Pharmaceuticals, Inc. in the U.S. District Court of Massachusetts by filing a motion to dismiss, seeking to eliminate claims for lack of standing. Tekmira alleges in its motion that Alnylam is seeking to assert rights that it does not have.

"It is important for our shareholders to understand that we are confident that Tekmira has access to the intellectual property we require for the development of our own products and for collaboration with our pharmaceutical partners. This lawsuit is absolutely without merit," said Dr. Mark J. Murray, Tekmira's President and CEO.

Legal standing involves establishing if a plaintiff has the right to bring an action. This is a constitutional requirement and is a threshold jurisdictional issue to be decided by the Court before considering if a patent infringement has occurred. The plaintiff bears the burden of establishing standing.

A copy of the motion and other documents related to ongoing litigation can be found on the company's website at www.tekmirapharm.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of Massachusetts; Tekmira's motion to dismiss based on lack of standing and the need to respond to other counts in the patent infringement suit; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and scope of the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the patent infringement lawsuit filed by Alnylam against Tekmira in the U.S. District Court of the District of Massachusetts is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; the Court's ruling on Tekmira's motion to dismiss based on standing – along with Tekmira's response to other counts in the case – is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca